

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, BC Canada   V7P 3N4

> **Re: AlphaTrade.com**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **October 26, 2010**
> **Forms 10-Q/A for Fiscal Quarters Ended June 30, 2008,**
> **September 30, 2008, and June 30, 2009**
> **Filed April 22, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended September 30, 2010**
> **Filed November 16, 2010**
> **File No. 000-25631**

Dear Mr. Muir:

We have reviewed your supplemental response dated December 1, 2010 as well as your filings and have the following comments. As noted in our comment letter dated October 6, 2009, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Form 10-K/Amendment No. 3, for the Fiscal Years Ended December 31, 2007

Forms 10-Q/ Amendment No. 2 for the Quarterly Periods Ended June 30, 2008 and September 30, 2008

Form 10-Q/ Amendment No. 1, for the Quarterly Period Ended June 30, 2009

1. We note your responses to our prior comment one, two and three in our letter dated November 8, 2010 and the respective Form 10-K/A and Forms 10-Q/A filed as correspondence. Please file these amendments as soon as possible and provide currently dated certifications accordingly.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Note 3 – Related Party Transactions, pages 10 and 11

2. Your disclosure relating to the release of $656,925 in prior years' management fees does not adequately inform investors of the nature and reason for the release of funds. Please tell us and clarify your disclosure to explain in more detail the nature of the management fees, how they were calculated, the facts and circumstances as to why the fees were withheld and are now being released and the names of the two related parties receiving the fees.

3. We cannot locate the cash outflow related to the release of $656,925 management fees in the cash flow statements for the nine month period ended September 30, 2010 on page 8. Please explain.

4. We note your disclosure regarding an officer and her spouse returning 10,000,000 shares of your common stock in August 2010 resulting in a related party liability of $8,000. Please explain to us and revise your disclosure to indicate the name of the officer, the business reason why the shares were initially issued and the price per share in your calculation of the liability when they are returned.

5. Please explain to us and revise your disclosure to clarify the nature and the related party who provided the cash advance of $2,101,272 to you as of September 30, 2010. Disclose the significant terms of repayment such as the interest rate and the due date.

Note 6. Marketable Securities, page 13

6. Please provide all of the disclosures, in future filings, related to the impairment of marketable securities as required by paragraphs 6 to 8B of FASB ASC Topic 320-10-50 as we previously requested in prior comment nine in our letter dated January 29, 2010. Please show us how your disclosures will look like and how you determined you have no other than temporary impairment for your marketable securities.

Item 3. Controls and Procedures, page 17

7. Refer to page 25 of 2008 Form 10-K/A filed on April 22, 2010. We note your disclosures that "[m]anagement determined that at December 31, 2008, the company had a material weakness in internal control over financial because it did not have sufficient personnel with adequate knowledge, experience and training of United States Generally Accepted Accounting Principles commensurate with the company's reporting requirements." We note that you concluded your disclosures controls and procedures and internal control over financial reporting to be not effective as of December 31, 2008. However, we note that you disclose no change in internal control over financial reporting for all of your

subsequent periodic reports filed through September 30, 2010. In this regard, explain to us in detail how you reasonably determined that your internal control over financial reporting was effective as of December 31, 2009 and that your disclosures controls and procedures had been effective since September 30, 2009.

8. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions. In connection with your process to determine whether your internal control over financial reporting was effective as of December 31, 2009, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

9. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

10. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

11. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

12. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

13. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

14. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

15. We note you have an audit committee. If you identify an audit committee financial expert, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief